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UNITED STATES

SECUFUTIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-17791

ATLANTA GOLD INC.
(Exact name of registrant as specified in its charter)

1250 – 155 University Avenue, Toronto, Ontario M5H 3B7
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) (for successor registrants)
Rule 12h-6(c) (for debt securities)	Rule 12h-6(i) (for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.

Atlanta Gold Inc. (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Exchange Act on May 31, 1989.

B.

The Company has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this Form, and has filed at least one annual report under section 13(a).

Item 2. Recent United States Market Activity

The Company’s securities have never been sold in the United States in a registered offering under the Securities Act of 1933 (the “Securities Act”).

Item 3. Foreign Listing and Primary Trading Market

A.

The Company maintains a listing of its common shares under the trading symbol “ATG” on the Toronto Stock Exchange (Canada), which constitutes the primary trading market for the Company’s common shares.

B.

The date of initial listing of the Company’s common shares on the Toronto Stock Exchange was January 13, 1989.  The Company has maintained this listing on the Toronto Stock Exchange since that date, which is more than 12 months preceding the date of filing of this Form.

C.

96.8% of trading in the subject class of securities occurred in Canada over the Toronto Stock Exchange during the 12-month period from April 1, 2007 to March 31, 2008.

Item 4. Comparative Trading Volume Data

A.

The Company is relying on Rule12h-6(a)(4)(i). The first and last days of the recent 12-month period used to meet the requirements of that rule provision are as follows:

•

First day – April 1, 2007

•

Last day – March 31, 2008

B.

The average daily trading volume of the class of securities that is the subject of this Form during such 12-month period is as follows:

•

United States:  The average daily trading volume of the Company’s common shares in the United States during such 12-month period was 1,615.

•

Worldwide:  The average daily trading volume of the Company’s common shares on a worldwide basis during such 12-month period was 50,588.

C.

The average daily trading volume of the subject class of securities in the United States as a percentage of the average daily trading volume for that class of securities on a worldwide basis during such 12-month period was 3.2%.

D.

The Company has not delisted the subject class of securities from a national securities exchange or inter-dealer quotation system in the United States.

E.

The Company has not terminated a sponsored American depositary receipt (ADR) facility regarding the subject class of securities.

F.

The sources of the trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 were:

•

The Toronto Stock Exchange (with respect to trades on the Toronto Stock Exchange); and

•

Bloomberg.com (with respect to US gray market trades).

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.

The date of publication of the notice, required by Rule 12h-6(h), disclosing the Company’s intent to terminate its duty its registration of a class of securities under section 12(g) of the Exchange Act as well as its reporting obligations under section 13(a) or 15(d) of the Exchange Act, was May 16 , 2008.

B.

The notice was released through the international newswire service, CNW Group, which disseminates to over 1000 outlets in the United States, including Bloomberg and Reuters.  In addition, the Company submitted a copy of the notice under cover of a Form 6-K submitted to the SEC on May 16, 2008.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The address of the electronic information delivery system in the Company’s primary trading market on which it will publish the information required under Rule 12g3-2(b)(l)(iii) is www.sedar.com.  In addition, such information may be included on the Company’s website, which is located at www.atgoldinc.com.

PART III

Item 10. Exhibits

Not Applicable.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)

Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)

It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Atlanta Gold Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Atlanta Gold Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

ATLANTA GOLD INC.

Date:  May 16 , 2008

By:  /s/ Bill Baird
Name: Bill Baird
Title: President and Chief Executive Officer